Exhibit 99.12

CONSENT OF SLR CONSULTING (CANADA) LTD.

The undersigned hereby consents to the use of their reports titled "Technical Report on the Côté Gold Project, Ontario, Canada" effective June 30, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

On behalf of SLR CONSULTING (CANADA) LTD.
By:	/s/ "Jason J. Cox"
Jason J. Cox, P.Eng.
Global Technical Director

Dated: March 21, 2025